PARKS! AMERICA, INC.

1300 Oak Grove Road

Pine Mountain, GA 31822

Via EDGAR

Mr. David R. Humphrey

Ms. Beverley A. Singleton

Ms. Margery Reich

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

August 29, 2011

Re:

Parks! America, Inc.

Form 10-K for the year ended December 26, 2010

Filed March 25, 2011

Form 10-Q for the quarterly period ended March 27, 2011

Filed May 11, 2011

File No. 0-51254

Dear Mr. Humphrey:

We are responding to the letter of Mr. David R. Humphrey, Branch Chief dated August 15, 2011 concerning the annual report on Form 10-K for the fiscal year ended December 26, 2010 filed by Parks! America, Inc. (“Parks” or the “Company”) on March 25, 2011 and the quarterly report on Form 10-Q for the quarter ended March 27, 2011 filed by Parks on May 11, 2011. For ease of your review, we have included a reference to your original comments and restated your comment before our response.

Form 10-K for the Fiscal Year Ended December 26, 2010

Management’s Discussion and Analysis

Results of Operations Year Ended December 26, 2010 Compared to Year Ended December 27, 2009

Net Sales, page 13

Comment #1

See the table presentation of continuing operations by subsidiary. Please disclose if the line item operating margin is considered to be the primary profitability measure used by management in assessing segment profitability. In this regard, we note the paragraph that directly follows the table discusses operating margin for the Georgia Park and an implied break-even of operating margin for the Missouri Park. We suggest providing a separate paragraph discussion of operating margin for your Georgia Park and Missouri Park segments following the discussion paragraph of depreciation and amortization, rather than including the discussion with net sales. Please revise in future filings.

Response #1

In its future filings, the Company will provide the separate paragraph discussion of the operating margins for each of the Georgia Park and Missouri Park segments as indicated in your comment.

Disclosure Controls and Procedures, page 17

Comment #2

See the first paragraph. In future filings, please specifically disclose that management includes your Chief Executive Officer and Chief Financial Officer, as both of these officers are required to conclude as to whether your disclosure controls and procedures were effective.

Response #2

In future filings, the Company will specifically disclose that management includes its Chief Executive Officer and Chief Financial Officer, as indicated in your comment.

Mr. David R. Humphrey

Ms. Beverly Singleton

Ms. Margery Reich

Securities and Exchange Commission

August 29, 2011

Financial Statements

Consolidated Statements of Operations, page F-5

Comment #3

You state, in Note 2, that theme park admissions are the major source of your revenue. We note that you also derive revenues from food and beverage sales and vehicle rentals. Please revise the format of your income statements, in future filings, to eliminate the gross profit subtotal. It is our view that this line item is not appropriate for service businesses including, but not limited to, theme parks, restaurants and rental companies. We believe that “Income (Loss) From Operations” is the appropriate profitability measure for your business. This measure also conforms to standard industry practice. We assume that “Cost of Sales” represents those expenses pertaining to food and beverage sales, and retail products sold by you in your gift stores and as specialty items. Please present these costs as a separate line item under “Operating Expenses” in future filings.

Response #3

In future filings, the Company will eliminate the gross profit line item and revise the presentation to focus on operating income as indicated in your comment.

Comment #4

Gains and losses on assets for which revenues and expenses have historically been included in operating income should generally be classified within operating income (expenses). For that reason, in future filings please reclassify the losses on the disposal of assets and the casualty loss on assets to the operating section of the income statement. Refer to ASC Topic 360-10-45-5 for guidance, as well. In this regard, we note that you agreed to make such a reclassification in Response 5 of your letter dated August 13, 2009. Please explain why you have not continued to comply with our previously issued comment.

Response #4

The Company will reclassify the losses on the disposal of assets and the casualty loss on assets to the operating section of the income statement, as indicated in your comment.  The Company inadvertently did not make the change in its last filing on Form 10-K.  This was an error and it will be properly reflected in future filings.

Comment #5

In future filings please expand the line item Net Loss Per Share to indicate the amount represents both basic and diluted loss per share, in addition to disclosing any applicable per share amounts from discontinued operations. See ASC Topic 260-10-45, paragraphs 2, 3 and 7.

Response #5

The Company will include the suggested disclosure in future filing as indicated in your comment.

Note 2. Significant Accounting Policies, page F-8

Property and Equipment

Comment #6

We note that PP&E is your most significant asset and that you disclose estimated useful lives from five to thirty-nine years. Given this wide range of estimated useful life and the various components of PP&E, we suggest in future filings you disclose the specific range of useful life for each individual component (i.e., buildings, facilities, ground improvements, park animals, rides, vehicles, etc.)

Response #6

The Company will include the suggested disclosure in future filings as indicated in your comment.

Mr. David R. Humphrey

Ms. Beverly Singleton

Ms. Margery Reich

Securities and Exchange Commission

August 29, 2011

Note 8. Business Segments, page F-15

Comment #7

In future filings, we suggest you combine the information in this note with that in Note 12 (Operations by Segment) to have a single segment note. In addition, you disclose in Note 8 that the primary performance measures used to allocate resources are park earnings before interest, tax expense, depreciation and amortization and free cash flow. We note that neither of these two measures is disclosed in MD&A or Note 12. The MD&A segment performance measure is implied to be operating margin, which amounts also agree to the line item of income from operations as disclosed in Note 12. Please state clearly in the segment note and MD&A, the primary profitability measure used by your chief operating decision maker in allocating resources to and assessing segment performance. See ASC Topic 280-10-50-27 through 29 for disclosure of the segment profitability measure.

Response #7

The Company will create a single segment note, as recommended in the comment.  The Company also will provide a clear statement of the primary profitability measure that is consistent throughout the report, including the footnotes and the MD&A.

Note 12. Operations by Segment, page F-18

Comment #8

In future filings, please revise the presentation in this note by separately disclosing the amount of net revenue, income from operations (or relevant segment profitability measure), and total assets for your two reportable operating segments, the Missouri Park and the Georgia Park. We note you have combined these segments together under Theme Parks, whereas the disclosure in Note 8 says that your operations are managed on an individual location basis, and in which discrete financial information is maintained for each park. See ASC Topic 280-10-50-22 and 29 as disclosure is required for each reportable segment. In this regard, we note that you present them separately in MD&A.

Response #8

The Company will include the suggested disclosure in future filing as indicated in your comment.

Form 10-Q for the Quarterly Period Ended March 27, 2011

General

Comment #9

Please reflect the above comments on your December 26, 2010 Annual Report on Form 10-K in future filings on Form 10-Q, as applicable.

Response #9

The Company will incorporate the above comments in future filings on Form 10-K and Form 10-Q, as applicable.

Management’s Discussion and Analysis

Results of Operations Three Months Ended March 27, 2011 as Compared to Three Months Ended March 26, 2010

Net Sales, page 15

Comment #10

Refer to the third and fourth paragraph discussion of your subsequent net sales in the month of April 2011. In future filings, please omit such discussion of subsequent net sales or, alternatively, you may choose to balance this disclosure with a discussion of the related segment profitability measure. To the extent this discussion is provided, please include it under a separate paragraph heading such as Recent Events. It should not be presented as part of your comparative discussion of net sales for the current interim period.

Response #10

In future filings, the Company will clearly separate information pertaining to the period subsequent to the period covered by its report, as indicated by your comment.

Mr. David R. Humphrey

Ms. Beverly Singleton

Ms. Margery Reich

Securities and Exchange Commission

August 29, 2011

The Company confirms its understanding that:

(i)

the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

(ii)

staff comments or Company changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

We are happy to answer any additional questions or respond to further comments.

Very truly yours,

 /s/ Jon Laria

     Jon Laria

     Chief Financial Officer

     Parks! America, Inc.

cc:

Dale Van Voorhis

Jon Gardner

Danielle Maibohm